Exhibit 99.1

Premier of Manitoba Meets Snow Lake Lithium to Discuss Lithium Production Outlook in Manitoba

MANITOBA, CAN, February 9, 2022 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), is pleased to report that the Company’s CEO, Philip Gross, was recently invited to meet with Manitoba Premier Hon. Heather Stefanson on January 25th, 2022. Meeting attendees also included Minister of Economic Development, Investment and Trade, and Deputy Premier, the Hon. Cliff Cullen, and Minister of Natural Resources and Northern Development, the Hon. Scott Fielding.

From left to right, Hon. Scott Fielding, Manitoba Premier Hon. Heather Stefanson, CEO of Snow Lake Resources Ltd. Philip Gross, and Hon. Cliff Cullen, met at the Manitoba Legislative Building to discuss lithium production in the Province.

The purpose of the meeting was to discuss Snow Lake Lithium’s progress and strategic initiatives as well as the general outlook for lithium production in the province. Mr. Gross outlined Snow Lake’s five year plan for achieving commercial lithium mining production and launching the first fully renewable, integrated lithium hydroxide producer in North America, in the province of Manitoba.

Premier of Manitoba, The Honorable Heather Stefanson, and CEO of Snow Lake Lithium, Philip Gross

Premier Stefanson commented “Manitoba has a long and proud history in the mining industry and for the past century this has been a economic driver for the northern region of our province. As the global economies mature and recognize our shared obligation to protect our environment, Manitoba is keen to play an important role in building a greener future. Projects like Snow Lake Lithium represent a new generation of responsible mining that will also translate into significant investment and jobs for the province at a crucial time in our pandemic recovery.”

CEO of Snow Lake Lithium, Philip Gross commented, “We are extremely grateful for the warm reception and gracious hospitality that has been extended by the provincial government and Premier Stefanson, in particular. As we gear up for lithium mining production, it is mission critical that we work closely with the government to ensure that the best interests of the Province are served. As the world mobilizes to achieve global electrification of the automobile fleet, Manitoba is uniquely positioned to play a pivotal role in the EV supply chain over the course of the next decades. Manitoba is blessed with a green energy source, critical rail infrastructure, an abundance of natural resources and, most importantly, a population and government for whom mining is an integral part of the economy and culture. I would contend that there is no where in North America today that is better positioned and more qualified than Manitoba to play this crucial role in improving our planet. We look forward to working closely with and maintaining a continuous dialogue with the municipal, provincial and civil authorities as we progress toward lithium production and beyond.”

Inside the Manitoba Legislative Building

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Thompson Brothers Lithium Project covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to our public offering filed with the Securities and Exchange Commission and other filings and reports that we file with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact: ir@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

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